CERTIFICATE OF QUALIFIED PERSON

Richard Miller, P.Eng

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 601-6671

Fax: (604) 687-4026

richardm@eldoradogold.com

I, Richard Miller, am a Professional Engineer, employed as Manager, Mine Engineering, of Eldorado Gold Corporation and residing at 832 Victoria Drive in the City of Port Coquitlam in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia.  I graduated from the University of British Columbia with a Bachelor of Applied Science degree through the department of Mining and Mineral Process Engineering in 1987.

I have practiced my profession continuously since 1987 and have worked at copper, diamond and gold mines in Canada, South Africa, Namibia, Guinea and Turkey in the capacities of Mining Engineer, Project Manager and Mine Manager covering planning, surveying, production, contract management, department head and global manager covering operations in Turkey, Brazil and China.  I have also consulted to mining related companies in Canada, Dominican Republic, Burkina Faso, Serbia and Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I was responsible for reviewing matters related to the mining operations and directing the mineral reserve estimation work for the Perama Hill Project in Greece.  The report entitled Technical Report for the Perama Hill Project, Thrace, Greece, with an effective date of January 2010, was prepared under my supervision (sections 17 sub-section 2, 18 and 19).  I visited the project on September 18 to 19, 2009.

I have not had prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.4 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the sections for which I am responsible in this report entitled, Technical Report for the Perama Hill Project, Thrace, Greece, with an effective date of January 2010, has been prepared in compliance with same.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 19th day of March, 2010.

“Richard Miller”

____________________

Richard Miller, P.Eng